Synchrony Financial 777 Long Ridge Road Stamford, CT 06902 (203) 585-2400 jonathan.mothner@ge.com (203) 585-6250

July 28, 2014

VIA EDGAR AND EMAIL TRANSMISSION

Michael R. Clampitt

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	SYNCHRONY FINANCIAL’s Registration Statement on Form S-1 (File No. 333-194528)

Dear Mr. Clampitt:

We refer to the registration statement on Form S-1 (File No. 333-194528) (as amended, the “Registration Statement”) of SYNCHRONY FINANCIAL, a Delaware corporation (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share.

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 3:00 p.m. (Eastern time) on July 30, 2014 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Michael R. Clampitt

Securities and Exchange Commission

Should any questions arise in connection with the filing or this request, please contact the undersigned at (203) 585-2400.

Sincerely yours,

/s/ Jonathan S. Mothner, Esq.

Jonathan S. Mothner, Esq.
SYNCHRONY FINANCIAL

cc:	David S. Lefkowitz, Esq., Weil, Gotshal & Manges LLP
Corey R. Chivers, Esq., Weil, Gotshal & Manges LLP

GOLDMAN, SACHS & CO.	J.P. MORGAN	CITIGROUP GLOBAL	MORGAN STANLEY &
	SECURITIES LLC	MARKETS INC.	CO. LLC
200 West Street	383 Madison Avenue	388 Greenwich Street	1585 Broadway
New York, NY 10282	New York, NY 10179	New York, NY 10013	New York, NY 10036

July 28, 2014

Re:	SYNCHRONY FINANCIAL
Registration Statement on Form
S-1 Registration File No. 333-194528

Securities	and Exchange Commission
Division	of Corporation Finance
100	F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 6,223 copies of the Preliminary Prospectus issued July 18, 2014 and included in the Registration Statement on Form S-1, as filed on March 13, 2014 and as amended by Amendments No. 1 to 5 thereto, were distributed during the period from July 18, 2014 through 5:00 p.m., Eastern Time, July 24, 2014 to prospective underwriters, dealers, institutions and others.

We were advised on July 25, 2014 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of SYNCHRONY FINANCIAL for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Time on July 30, 2014, or as soon thereafter as practicable.

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Very truly yours,

Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Acting severally on behalf of themselves and the several Underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ M. Huntley Garriott
Name:	M. Huntley Garriott
Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Ray Craig
Name:	Ray Craig
Title:	Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Mark Gracia
Name:	Mark Gracia
Title:	Vice President

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Taylor Wright
Name:	Taylor Wright
Title:	Managing Director

[Signature Page to Acceleration Request (Equity)]